Filed by CVS Health Corporation

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Aetna Inc.

Commission File No.: 001-16095

Date: February 12, 2018

Company Town Hall February 8, 2018

Agenda Aetna Update Larry Merlo Dave Denton Financial Highlights Larry Merlo Business Operations Update Jon Roberts Spotlight: Omnicare Business Dan Haron Question and Answer Larry Merlo Recognition Larry Merlo © 2018 CVS Health and/or one of its affiliates: Confidential & Proprietary 2

Aetna Update

IMPORTANT INFORMATION No Offer or Solicitation This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Additional Information and Where to Find It In connection with the proposed transaction between CVS Health Corporation (“CVS Health”) and Aetna Inc. (“Aetna”), on February 9, 2018, CVS Health filed with the Securities and Exchange Commission (the “SEC”) an amendment to the registration statement on Form S-4 that was originally filed on January 4, 2018. The registration statement includes a joint proxy statement of CVS Health and Aetna that also constitutes a prospectus of CVS Health. The registration statement was declared effective by the SEC on February 9, 2018, and the definitive joint proxy statement/prospectus of CVS Health and Aetnawill be mailed to stockholders of CVS Health and shareholders of Aetna beginning on or about February 12, 2018. INVESTORS AND SECURITY HOLDERS OF CVS HEALTH AND AETNA ARE URGED TO READ THE DEFINITIVEJOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the definitivejoint proxy statement/prospectus and other documents filed with the SEC by CVS Health or Aetna through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CVS Health are available free of charge within the Investors section of CVS Health’s Web site at http://www.cvshealth.com/investors or by contacting CVS Health’s Investor Relations Department at 800-201-0938. Copies of the documents filed with the SEC by Aetna are available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-0896. © 2018 CVS Health and/or one of its affiliates: Confidential & Proprietary 4

Participants in the Solicitation CVS Health, Aetna, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CVS Health is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 9, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 31, 2017, and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 17, 2017, its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 7, 2017, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus filed with the SECand other relevant materials to be filed with the SEC when they become available. Cautionary Statement Regarding Forward-Looking Statements The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Health or Aetna. This communication may contain forward-looking statements within the meaning of the Reform Act. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond CVS Health’s and Aetna’s control. © 2018 CVS Health and/or one of its affiliates: Confidential & Proprietary 5

Statements in this communication regarding CVS Health and Aetna that are forward-looking, including CVS Health’s and Aetna’s projections as to the closing date for the pending acquisition of Aetna (the “transaction”), the extent of, and the time necessary to obtain, the regulatory approvals required for the transaction, the anticipated benefits of the transaction, the impact of the transaction on CVS Health’s and Aetna’s businesses, the expected terms and scope of the expected financing for the transaction, the ownership percentages of CVS Health’s common stock of CVS Health stockholders and Aetna shareholders at closing, the aggregate amount of indebtedness of CVS Health following the closing of the transaction, CVS Health’s expectations regarding debt repayment and its debt to capital ratio following the closing of the transaction, CVS Health’s and Aetna’s respective share repurchase programs and ability and intent to declare future dividend payments, the number of prescriptions used by people served by the combined companies’ pharmacy benefit business, the synergies from the transaction, and CVS Health’s, Aetna’s and/or the combined company’s future operating results, are based on CVS Health’s and Aetna’s managements’ estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond their control. In particular, projected financial information for the combined businesses of CVS Health and Aetna is based on estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of CVS Health and Aetna. Important risk factors related to the transaction could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the risk that a condition to the closing of the proposed transaction may not be satisfied; the outcome of litigation related to the transaction; the ability to achieve the synergies and value creation contemplated; CVS Health’s ability to promptly and effectively integrate Aetna’s businesses; and the diversion of and attention of management of both CVS Health and Aetna on transaction-related issues. © 2018 CVS Health and/or one of its affiliates: Confidential & Proprietary 6

In addition, this communication may contain forward-looking statements regarding CVS Health’s or Aetna’s respective businesses, financial condition and results of operations. These forward-looking statements also involve risks, uncertainties and assumptions, some of which may not be presently known to CVS Health or Aetna or that they currently believe to be immaterial also may cause CVS Health’s or Aetna’s actual results to differ materially from those expressed in the forward-looking statements, adversely impact their respective businesses, CVS Health’s ability to complete the transaction and/or CVS Health’s ability to realize the expected benefits from the transaction. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the transaction and/or CVS Health or Aetna, CVS Health’s ability to successfully complete the transaction and/or realize the expected benefits from the transaction. Additional information concerning these risks, uncertainties and assumptions can be found in CVS Health’s and Aetna’s respective filings with the SEC, including the risk factors discussed in “Item 1.A. Risk Factors” in CVS Health’s and Aetna’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC. You are cautioned not to place undue reliance on CVS Health’s and Aetna’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither CVS Health nor Aetna assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date. © 2018 CVS Health and/or one of its affiliates: Confidential & Proprietary 7

Aetna transaction key activities 2017 Announcement Phase Phase II II 3, Dec. Regulatory Approval • Interacting with many regulators, including the U.S. Department of Justice, many State Attorneys General, and State Departments of Insurance Transaction • Filed merger proxy (S4) with SECthe Stakeholder Outreach of • Outreach to congressional leaders, advocacy groups, and other key stakeholders Close • Prepare for congressional oversight hearings • Outreach to existing and potential shareholders Integration Planning • Establish Integration Management Office • Hold integration team kickoff meeting © 2018 CVS Health and/or one of its affiliates: Confidential & Proprietary 8

Form A filings • A large number of Departments of Insurance require this filing • Detailed description of the transaction • Some Form A states require public hearings © 2018 CVS Health and/or one of its affiliates: Confidential & Proprietary 9

Integration objectives • Execute a flawless Day 1 • “Skip the dip” – avoid core business disruption • Consciously build the combined culture • Achieve the disclosed synergy targets of $750M by the second full year of the combination • Create pathway to achieve greater synergies and longer- term transformational opportunities © 2018 CVS Health and/or one of its affiliates: Confidential & Proprietary 10

Phased approach to integration We are here Aug. 1 readiness date Phase I Phase II Phase III INTEGRATION INTEGRATION COUNTDOWN LAUNCH PLANNING TO CLOSE â–ª Create integration â–ª Each integration team develops â–ª Prepare for Day 1 architecture – Day 1 plan – Synergy plan â–ª Lock synergy plans â–ª Charter, staff and – Organizational design and prepare for launch integration tracking teams â–ª Prepare for post-close execution © 2018 CVS Health and/or one of its affiliates: Confidential & Proprietary 11

Integration structure Integration leader Josh Flum Core IMO Mario Ramos Master Planning Financial Communications Human Resources Legal Cesar Galan Greg Gierwielaniec Mary Owens Bob Botsford Sara Hankins Integration teams Transformation teams Drive integration plans and execution Focused on transformative value capture opportunities Care delivery transformation Sales / Identified Business Functional account medical cost integration New store models teams management opportunities teams planning teams Enablers / capabilities © 2018 CVS Health and/or one of its affiliates: Confidential & Proprietary 12

Multiple sources of value Integration team Description Functional • Finding cost synergies through combination of core functions Business • Capturing cost and growth synergies in key business areas integration (PBM, Government Services, Specialty / Coram) Sales / Account • Understand exposure and develop consistent approach to Management customers starting on Day 1 planning Identified medical • Reducing unnecessary ER visits, avoidable readmissions, and cost opportunities improve adherence using MinuteClinic and other existing programs • Defining new care delivery models to reduce medical costs, Transformation grow / retain membership, and enhance services © 2018 CVS Health and/or one of its affiliates: Confidential & Proprietary 13

Question and Answer: Aetna Transaction